						Exhibit 12.1
STATEMENT RE COMPUTATION OF RATIOS

	Nine Months Ended	Year Ended December 31,
	September 30, 2007	2006	2005	2004	2003	2002
	(in thousands, except ratios)
Earnings:
Pre-tax income (loss)	$(33,377)	$52,235	$27,528	$(9,406)	$17,899	$18,859
Less: equity in affiliates	86	33	82	-	79	126
	(33,463)	52,202	27,446	(9,406)	17,820	18,733

Fixed Charges (1)
Interest expense, gross (2)	63,276	17,785	18,944	13,145	2,638	2,061
Interest portion of rent expense	2,841	2,241	2,512	2,696	2,661	1,902

a) Fixed charges	$66,117	$20,026	$21,456	$15,841	$5,299	$3,963

b) Earnings for ratio (3)	$32,654	$72,228	$48,902	$6,435	$23,119	$22,696

Ratios:
Earnings to fixed charges (b/a)	- (4)	3.6	2.3	- (4)	4.4	5.7

Deficit of earnings to fixed charges	$(33,463)	$-	$-	$(9,406)	$-	$-

(1)	Fixed charges consist of interest on indebtedness and amortization of debt issuance costs plus that portion of lease rental expense representative of the interest factor.
(2)	Interest expense, gross includes amortization of prepaid debt fees and discount.
(3)	Earnings consist of income from continuing operations before income taxes plus fixed charges.
(4)
Due to Itron's losses in the nine months ended September 30, 2007 and the year ended December 31, 2004, the ratio coverage was less than 1:1. Additional earnings of $33,463 and $9,406, respectively, would have been needed to achieve a coverage of 1:1.